Exhibit 21.1

Subsidiaries of Alteryx, Inc.

Name of Subsidiary	Jurisdiction
Alteryx Canada Inc.	Canada
Alteryx Cayman	Cayman Islands
Alteryx Cayman II	Cayman Islands
Alteryx GmbH	Germany
Alteryx UK Ltd	England and Wales